UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Firepond, Inc.
(Name of Issuer)
Common Stock, $0.001 pare value per share
(Title of Class of Securities)
31822L104
(CUSIP Number)
FP Tech Holdings, LLC
270B N. Washington Ave.
Marshall, Texas 75670
(214)438-0801
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS FP Tech Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		5,387,804[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,387,804[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,387,804 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.25[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	See Items 3 and 5.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Erich Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,744,917[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,744,917[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,744,917 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.49%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	5,387,804 shares are held by FP Tech Holdings, LLC (“FP Tech”), 6,000,000 shares are held by CWC Holdings, LLC (“CWC”) and 357,113 shares are held by NMPP, Inc. Erich Spangenberg is the manager of CWC and the manager of TechDev Holdings, LLC (“TechDev”), the sole member of FP Tech and a member of CWC. Through his position as manager of CWC and TechDev, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by CWC and FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 6,000,000 shares owned of record by CWC and the 5,387,804 shares owned of record by FP Tech. Further, through his position as president, sole director and sole shareholder of NMPP, Inc., Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by NMPP, Inc., and Mr. Spangenberg may be deemed to have beneficial ownership of the 357,113 shares owned of record by NMPP, Inc.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Acclaim Financial Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,387,804[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,387,804[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,387,804 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.29%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	5,387,804 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Acclaim Financial Group, LLC (“AFG”) is the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev”), the sole member of FP Tech and a member of CWC. Through its membership interest in TechDev, AFG may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, AFG may be deemed to have beneficial ownership of the 11,387,804 shares owned of record by FP Tech and CWC.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS TechDev Holdings, LLC (f/k/a Plutus IP, LLC)1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,387,804[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,387,804[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,387,804 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.29%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	Plutus IP, LLC changed its name to TechDev Holdings, LLC effective April 18, 2008.

[2]	5,387,804 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev“) is the sole member of FP Tech and a member of CWC. Through its membership interest in FP Tech and CWC, TechDev may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, TechDev may be deemed to have beneficial ownership of the 11,387,804 shares owned of record by FP Tech and CWC.

[3]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Audrey Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,387,804[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,387,804[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,387,804[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.29%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	5,387,804 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC ("CWC"). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 11,387,804 shares owned of record by FP Tech and CWC.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Christian Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,387,804[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,387,804[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,387,804 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.29%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	5,387,804 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 11,387,804 shares owned of record by FP Tech and CWC.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS NMPP, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		357,113[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,113[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,113 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.27%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]	357,113 shares are held by NMPP, Inc. Note: The number of shares held by NMPP, Inc. was erroneously reported as 336,563 in the original Schedule 13D.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS CWC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.11%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[1]	See Items 3 and 5.

[2]	Based on 8,349,239 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer's Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Company on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech Holdings, LLC and the Issuer, and that certain Operating Agreement of CWC Holdings, LLC dated April 24, 2008, by and between TechDev Holdings, LLC and the Issuer, both of which were entered into simultaneously with the Amendment and Exchange Agreements, dated April 24, 2008, by and among the Issuer and certain Investors, defined therein.

Item 1. Security and Issuer
     The Schedule 13D filed on January 11, 2008 (the “Schedule 13D”) by FP Tech Holdings, LLC, a Texas limited liability company (“FP Tech”), as amended by Amendment No. 1 filed on March 11, 2008 and Amendment No. 2 filed April 24, 2008, relating to the shares of Common Stock, $0.001 par value per share, of Firepond, Inc., a Delaware corporation (the “Issuer”), is hereby amended by this Amendment No. 3 to the Schedule 13D. The principal executive offices of the Issuer are located at 205 Newbury Street, Suite 205, Framingham, MA 01701.
Item 2. Identity and Background
     (a) -(b) The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”
Erich Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Audrey Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Christian Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Acclaim Financial Group, LLC
207C N. Washington Ave.
Marshall, Texas 75670
FP Tech Holdings, LLC
207C N. Washington Ave.
Marshall, Texas 75670
NMPP, Inc.
207C N. Washington Ave.
Marshall, Texas 75670
TechDev Holdings, LLC
(f/k/a Plutus IP, LLC)
207C N. Washington Ave.
Marshall, Texas 75670
CWC Holdings, LLC
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

     (c) The principal business of FP Tech Holdings, LLC (“FP Tech”) and TechDev Holdings, LLC (“TechDev”) is as an investment holding company. The principal business of Acclaim Financial Group, LLC (“AFG”), NMPP, Inc. and CWC Holdings, LLC (“CWC”) is holding investments and providing strategic advisory services. Audrey Spangenberg is the sole manger of FP Tech, sole managing member of AFG, and effective as April 25, 2008 a director of the Issuer. Erich is the manager of CWC and TechDev and sole shareholder, president and director of NMPP, Inc (“NMPP”). Christian Spangenberg, along with Audrey Spangenberg, owns all the outstanding equity interests of AFG.
     (d) N/A
     (e) N/A
     (f) United States
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add:
          As reported by Amendment No. 2 to the Schedule 13D, filed on April 24, 2008, on April 17, 2008, FP Tech consummated a transaction pursuant to an Assignment Agreement, a copy of which is attached hereto as Exhibit 5, by and between FP Tech and Plexus Fund Limited (“Plexus”), whereby Plexus assigned the following securities to FP Tech for an aggregate $250,000 in cash: (i) 81,250 shares of Common Stock; (ii) a warrant to purchase 60,714 shares of Common Stock (the “Warrant”), at a conversion price of $7.00, with an expiration date of January 2012; (iii) a senior secured convertible note due January 2009, in the aggregate principal amount of $280,000, convertible into 40,000 shares of Common Stock at a conversion price of $7.00 per share (the “CAP Note”); and (iv) a senior secured subordinated note due May 2008, in the aggregate principal amount of $168,875 (the “Bridge Note”).
          On April 17, 2008, the Issuer purchased from Frank Delape and his minor children, and affiliates related thereto, the following securities: (i) 868,942 shares of Common Stock of the Issuer for $0.30 per share; and (ii) 17,500 shares of Common Stock of the Issuer for $0.6758 per share.
          On April 24, 2005, the Issuer entered into those certain Amendment and Exchange Agreements (the “Exchange Agreements,” a form of which is attached hereto as Exhibit 6) with certain Investors, defined therein, constituting all the outstanding noteholders of the Issuer, including FP Tech. On April 25, 2008, as more fully described in the Form 8-K filed by the Issuer on April 29, 2008, pursuant to the Exchange Agreements, the Issuer exchanged with the Investors, all upon the same terms, its outstanding senior secured convertible notes due January 2009, warrants to purchase Common Stock, and senior secured subordinated notes due May 2008. As a part of this transaction, FP Tech, exchanged its CAP Note, Warrant and Bridge Note for: (i) a warrant to purchase 60,714 shares of Common Stock, at a conversion price of $7.00, with an expiration date of January 2014; (ii) a senior secured convertible note due December 2009, in the aggregate principal amount of $280,000, convertible into 40,000 shares of Common Stock at a conversion price of $7.00 per share; (iii) a senior secured subordinated note due July 2009, in the aggregate principal amount of $168,875, and (iv) 9,000 shares of Common Stock.

          In connection with entering into the Exchange Agreements, the Issuer entered into a Common Stock Purchase Agreement (the “Stock Agreement,” attached hereto as Exhibit 7) with FP Tech, whereby: (i) the Issuer sold to FP Tech 1,071,429 shares of Common Stock at a purchase price of $1.40 per share for an aggregate cash purchase price of $1,500,000; (ii) the Issuer sold to FP Tech 241,840 shares of Common Stock at a purchase price of $1.40 per share in exchange for the cancellation of certain senior secured convertible notes due January 2009 with an aggregate outstanding balance of $338,576, convertible into 48,000 shares of Common Stock; (iii) the Issuer sold to FP Tech 72,572 shares of Common Stock at a purchase price of $1.40 per share in exchange for the cancellation of the aggregate outstanding balance of $101,600.76 under that certain Equipment Lease Agreement, dated February 11, 2008, by and between FP Tech and the Issuer; and (iv) FP Tech acquired the option to purchase, on or before July 31, 2008, an additional 357,143 shares of Common Stock at a purchase price of $1.40 per share.
          In connection with entering into the Exchange Agreements, the Issuer entered into a Company Agreement (the “Company Agreement,” attached hereto as Exhibit 8) of CWC, with TechDev, as members of CWC. Pursuant to the Company Agreement, the Issuer, as a non-voting Class B Member of CWC, in exchange for the right to receive 10% of the distributions of CWC made as a capital contribution to CWC 6,000,000 shares of Common Stock (the “Shares”). TechDev, as a Class A Member of CWC, in exchange for the right to receive 90% of the distributions of CWC made as a capital contribution certain membership interests in certain limited liability companies controlled by TechDev. Pursuant to the terms of the Company Agreement, and as more fully described in the Form 8-K filed by the Company on April 29, 2008, TechDev may forego any distributions from CWC and allow those distributions to be distributed to the Issuer in exchange for the issuance of a portion of the Shares held by CWC at a price determined pursuant to the formula set forth in the Company Agreement.
          Unless otherwise specified, all funds, or other consideration used to acquire the securities of the Issuer in the transactions described in this Item 3 on behalf of the Reporting Persons have come from the assets controlled by such Reporting Persons and their affiliates.
Item 4. Purpose of Transaction
          The Reporting Persons acquired the securities of the Issuer in the transactions described in Item 3, incorporated herein by reference, in the belief that the shares were undervalued. The Reporting Persons intend to seek to have conversations with members of the Issuer’s management to discuss ideas that management and the Reporting Persons may have to enhance shareholder value. The Reporting Persons may, from time to time and at any time, acquire additional shares in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time from time to time, and to engage in any hedging or similar transactions with respect to the shares.
Item 5. Interest in Securities of the Issuer
     (a) FP Tech owns 5,387,804 shares of Common Stock of the Issuer, representing 33.25% of the issued and outstanding shares of the Common Stock of the Issuer. The 5,387,804 shares include the following derivative securities: (i) an option to acquire 357,143 shares of Common Stock on or before July 30, 2008 for a price of $1.40 per share; (ii) 40,000 shares of Common Stock issuable upon conversion of a senior secured convertible note due December 2009; and (iii) 60,714 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock. Because (i) Audrey Spangenberg, in her role as the managing member of AFG and the sole manager of FP Tech, controls FP Tech’s voting and investment decisions, (ii) TechDev, in its role as the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iii) AFG, as the sole member of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iv) Erich Spangenberg, in his role as the manager of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, and (v) Christian Spangenberg is an owner of membership interests of AFG, Audrey Spangenberg, Erich Spangenberg, TechDev, AFG and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by FP Tech. Christian Spangenberg does not possess voting or investment power with respect to these shares.
     CWC owns 6,000,000 shares of Common Stock of the Issuer, representing 38.11% of the issued and outstanding shares of the Common Stock of the Issuer. Because (i) TechDev, in its role as a member of CWC, controls CWC’s voting and investment decisions, (ii) AFG, as the sole member of TechDev, controls CWC’s voting and investment decisions, (iii) Audrey Spangenberg, in her role as the managing member of AFG, the sole member of TechDev, controls CWC’s voting and investment decisions, (iv) Erich, in his role as the manager of CWC, controls CWC’s voting and investment decisions, and (v) Christian Spangenberg is an owner of AFG, Audrey Spangenberg, TechDev, AFG, Erich Spangenberg and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by CWC. Christian Spangenberg does not possess voting or investment power with respect to these shares.
     NMPP, Inc. owns 357,113 shares of Common Stock of the Issuer, representing 2.2% of the issued and outstanding shares of the Common Stock of the Issuer. Because Erich Spangenberg, as the president, sole director and shareholder of NMPP, Inc., controls its voting and investment decisions, Mr. Spangenberg may be deemed to have beneficial ownership of the shares owned of record by NMPP, Inc. Note: The number of shares held by NMPP, Inc. was erroneously reported as 336,563 in the original Schedule 13D.
     All ownership percentages are based on 8,349,239 shares of Common Stock the Issuer outstanding as of February 14, 2008, as reported in the Issuer’s 10-QSB for the period ended December 31, 2007, filed with the Securities and Exchange Commission on February 15, 2008, plus an additional 7,394,841 shares of Common Stock issued by the Issuer on April 25, 2008, as more fully described in the Form 8-K filed by the Issuer on April 29, 2008, in connection with that certain Common Stock Purchase Agreement dated April 24, 2008, by and between FP Tech and the Issuer, and that certain Operating Agreement of CWC dated April 24, 2008, by and between TechDev and the Issuer.
     (b) See Item 5(a), and with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.
     (c) Except as described in Item 3, incorporated herein by reference, and as disclosed below, none of the Reporting Persons has effected any transactions in the Common Stock covered by this Amendment No. 3 to the Schedule 13D since the most recent filing on the Schedule 13D. Effective as of April 25, 2008, FP Tech granted to each of two (2) certain non-employee directors an option to purchase Common Stock of the Issuer. Each option granted is for 100,000 shares of Common Stock, with an exercise price of $1.40, and is exerciseable as follows: (i) 25% of the shares covered by the option are exerciseable as of April 25, 2008; and (ii) the remaining 75% of the shares are exercisable in three equal installments every 90 days thereafter.
     (d) Not Applicable
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Except as described in Items 1-7 of this Amendment No. 3 to the Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relations (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies, between Reporting Persons and any other person with respect to the Common Stock or other securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement dated January 11, 2008 among NMPP, Inc., FP Tech Holdings, LLC, Plutus IP, LLC, Acclaim Financial Group, LLC, Audrey Spangenberg, Christian Spangenberg and Erich Spangenberg (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

Exhibit No.	Description

2	Stock Purchase Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

3	Note, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

4	Security Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

5	Assignment Agreement, by and between FP Tech Holdings, LLC and Plexus Fund Limited (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D/A by FP Tech Holdings, LLC, filed with the Commission on April 24, 2008).

6	Form of Amendment and Exchange Agreement dated April 24, 2008, by and between the Issuer and the Investor, defined therein.

7	Common Stock Purchase Agreement dated April 24, 2008, by and between the Issuer and FP Tech Holdings, LLC.

8	Company Agreement of CWC Holdings, LLC dated April 24, 2008, by and between the Issuer and TechDev Holdings, LLC.

9	Joint Filing Agreement dated April 29, 2008 among NMPP, Inc., FP Tech Holdings, LLC, TechDev Holdings, LLC, Acclaim Financial Group, LLC, CWC Holdings, LLC, Audrey Spangenberg, Christian Spangenberg and Erich Spangenberg.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2008

FP Tech Holdings, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Manager

Audrey Spangenberg
/s/ Audrey Spangenberg
Name:Audrey Spangenberg

Christian Spangenberg
/s/ Audrey Spangenberg

By: Audrey Spangenberg, as parent on behalf of Christian Spangenberg

Acclaim Financial Group, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Managing Member

Erich Spangenberg
/s/ Erich Spangenberg
Name:Erich Spangenberg

NMPP, Inc.
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	President

TechDev Holdings, LLC (f/k/a Plutus IP, LLC)
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager

CWC Holdings, LLC
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager